

MOBILEY ME™

A breakthrough in global telecommunications


MOBILEY ME™

MOBILEYME: FAST FACTS

MobileyMe is a company that has created a software that will revolutionize the way people access their smartphone without it being physically present. This software was created specifically to help people who do not have access to their phone whether this may be stolen/broken/out of battery or misplaced.


INDUSTRY
Telecommunications, Apps


MARKET SIZE
5.1 billion


TARGET CUSTOMER
Ages 10 and up all genders and abilities.

KEY HIGHLIGHTS

98%
of smartphone users surveyed said "yes" to purchasing the software.

70M+
phones lost each year, with only 7 per cent recovered.

5.1 billion
phone users

This product is marketable to all of these users.

Proposed $36 mobileyMe annual subscription

This is a market value of $180billion, only a fraction of this market needs to be realized to provide investors with significant ROI.


MOBILEY ME™

MOBILEYME: PROVIDING A COMPLETE SOLUTION TO A LONG-STANDING PROBLEM...

According to research there are over
70,000,000 phones lost each year.

Losing a phone, or having it stolen or even accessing a phone that is completely dead wasn't possible before Mobileyme

MobileyMe is an internet-based software application created to break this barrier down.

Our company has developed a Eureka type product to resolve that threat and we are now preparing to take that to market.

We have produced a patent internet application that allows your cell phone to be emulated in the cloud; so that if you lose it, you can in effect still use it.



MOBILEYME, THE REMEDY

All you need is:



access to the
internet,



and a tablet, computer, or
another smartphone.

Even if the phone is lost, stolen, destroyed or battery depleted — with Mobileyme you can full and seamless access to your phone's features including incoming and outgoing calling utilizing your own caller ID. Mirroring the exact features of your device without physically having your phone.



HOW DOES IT WORK?

ACCESS VITAL ELEMENTS OF YOUR PHONE REMOTELY

When you are connected to the secure MobileyMe Cloud Network you will be able to remotely access your phone's internet browsing, emails, contacts, location services, camera, microphone.

The user will utilize the phone in real-time.



In the event of a stolen or lost phone you will be able to remotely lock or even wipe your phone, you can take a picture of the person that has your phone or send them a message with instructions. Finally you CAN ACCESS YOU SETTINGS REMOTELY. That is what truly controls your phone.

COMPETITIVE LANDSCAPE

The closest competitors are not really competitors at all given that they only have some limited basic features. Mobileyme goes well beyond, what they offer. Not only will you have similar features but Mobileyme will bridge the gaps by adding features that will greatly enhance what is currently on offer and quite simply inadequate for today's communications needs . For example you will still able to access your phones full features and locate the phone no matter what. Current difficulties faced in a lost/stolen device:



Police do not prioritize theft of mobile phone devices because the volume of phones stolen each year and lack of resources. Currently Apple's ICloud allows you limited ability to locate your device. But it has major limitations:

o   Current verification codes being sent to the unusable device.

o   The phone in un-locatable due to the device being put in 'Airplane' mode, Sim removal or device turned off.

o   When the phone is stolen the thief will be unable to activate airplane mode which gives you full access to your device but remotely locks the thief out from all your personal and private information.



TESTIMONIALS

Amazing!!! Feb 26

★★★★★ That 1 dude lol

I was trying for hours getting my info from iCloud and I couldn't get the code they were sending me on my broken phone! I was able to download and save all my contacts and make a call thru Skyfy quickly and easily! Thi more

A must have Aug 1

★★★★★ Palsidd

Does exactly what you'd expect and is efficient at it, backs up all your contacts and has them available on whatever device whether it be android or iPhone. Thank you guys for making this!



UNIQUE ADVANTAGES

Mobileyme put this all in one place as well and most importantly giving the user hassle free full access to their phone the lifeline to our everyday lives. There is no product available in the market that comes close to what Mobileyme is offering.



iCloud: A cloud storage and computing service offered by apple.

REVENUE:

$35.9million

EMPLOYEES:

95

iCloud allows users to access recently backed up information.

Users cannot access their phone once it has been destroyed and cannot access their phone from another source because of the rigid security of iCloud.



Skype: A service provider that offers internet-based calls, file storage and instant messaging.

REVENUE:

$1.7 Billion

Skype allows users to call others on a single device.

Users cannot make calls from another device.

Does not give you access to your contacts from another device

In event of a damaged/lost/dead battery the verification process is long and tedious and at the end of it you are still unable to access your contacts or full features, frustrating a user after wasting precious time.

 **WhatsApp**

WhatsApp: Launched in 2009 and quickly became the one of most popular messaging apps in existence – its now up to 1.5 billion monthly users from over 180 countries. Whatsapp is free and allows you to sidestep international calling rates by making audio and video calls over Wi-Fi or data.

In 2014 Facebook buys WhatsApp for **$14 Billion** In 2014 WhatsApp takes several hours – several days to download it contacts and messages when restoring on to a new device (depending on number of contacts and messages). The process is not instant or real time.

WhatsApp does not allow you to call landlines or business numbers

You cannot use WhatsApp Calls from another phone or computer unless that account is registered on that device.

MobileyMe is different. We know what losing a phone can do to your life. That is why this application is the only one of its kind to offer multifaceted access through various devices to the cloud-based software system.

 This system offers seamless integration, meaning it doesn't matter what device you access the software on.

 There are no endless verifications that have to be sent in order to get you access to your device. This system was created to allow the user to stay in control and offer peace of mind and assurance that you will never be without your phone.



External control over your phone from another device



Remotely access and operate other apps and functions on the phone.



Free VPN which masks your IP address and hides your identity and location



Mobileyme private servers have the highest levels of data protection



If you have lost, stolen or damaged your phone you can remotely lock, delete or unlock your device.



 VOIP Network that gives the user the ability to make free calls through the internet with your caller ID displayed to Mobile phones,

- It is predicted that 5G will give speeds up to twenty times faster than currently available
- Businesses and consumers alike now demand high speeds as a necessity rather than a luxury. So do people who require access to their devices in the unfortunate event of an inaccessible device. MobileyMe will bring this issue into line with this requirement. This problem is primitive in terms of advancements in telecommunications. Yet it remains unsolved. MobileyMe aims to bridge this gap.
- 5G will open up potential opportunities for organizations moving to VoIP as internet speeds and brandwith will no longer be a constraint.
- It is expected that 5G will start its global roll-out In 2020 and that by 2021 there could be 24 million subscribers.
- The 5G potential is huge and it will be very exciting to see the new applications and work practices emerge. MobileyMe Inc. will be one of those and aims to revolutionize the methods by which we communicate.



INVESTMENT
OPPORTUNITY



Use of funds:

50%
Marketing and advertising online



15%
hiring a team



25%
product development



10%
legal



Funding secured to date: $100k in friends and family shares.


MOBILEY ME™

WHY INVEST?

Exciting market with worldwide expansion possibilities.

Over 5.1 billion smartphone users rely on their phones daily and lose their phones daily as well. Mobileyme is the only software that delivers a real solution that allows smartphone users to access their phones from any internet capable device.

Peace of mind in using a cloud system that will never lose your phones and retaining full control of something that controls all of us now.

Such statistics and rationale make an investment into Mobileyme Inc. an immensely attractive opportunity.



Contact information

Mobileyme Inc a Delaware corporation

www.mobileyme.com

myra@mobileyme.com

kamran@mobileyme.com

mack@mobileyme.com

support@mobileyme.com


MOBILEY ME™

MOBILEYME TEAM

EXECUTIVE TEAM



Myra Durrani
FOUNDER AND CEO



Kamran Naqvi
COO/CO-FOUNDER



Saeed R Bokhari
VICE CHAIRMAN



Brian Seely
CHIEF INFOMRATION
& SECURITY OFFICER/R&D/CO-FOUNDER



Larry Pino
GENERAL COUNSEL



Kene Henry Anusionwu

ADVISORY BOARD



Renee Dota



Sara Syed



Mack Major
HEAD OF PUBLIC RELATIONS



Janet Beres



DISCLAIMER

The teaser presentation, "teaser" and/or "presentation", has been prepared solely for information purposes.

The information contained herein has been prepared by Mobileyme Inc., to assist interested parties in making their evaluation of the transaction for financing and does not purport to contain all of the information that a financier/investor may desire. This presentation is a carefully worked out and does not include a valuation of the basic assumptions. In all cases, interested financiers/investors should conduct and rely on their own investigation and analysis of the transaction and the data set forth in this overview. Mobileyme Inc. does not make any representation or warranty, express or implied, as to the accuracy or completeness of this overview and shall have no liability for any representations, express or implied, contained in, or omissions from, this overview or any other written or oral communications transmitted to the recipient in the course of the recipient's evaluation of the transaction. The teaser includes certain forward-looking statements, estimates and projections with respect to the plans objectives, goals and future performance and business of the underlying transaction. Such statements, estimates and projections reflect various assumptions, which may or may not prove to be accurate. Accordingly, no representations are made by Mobileyme Inc. or the Company as to the accuracy, completeness, or fitness for any particular purpose of the calculation methodology used. Under no circumstances shall Mobileyme Inc. or its "key executives" have any liability for a) any loss, damage or other injury whole or in part caused by, resulting from or relating to, any error (negligent or otherwise) of the underlying transaction in connection with the complication, analysis, interpretation, communication, publication or delivery of this methodology, or b) any direct, indirect, special, consequential, incidental or compensatory damages whatsoever. Mobileyme does not undertake any obligation to provide additional information or to update any of the information set forth in this presentation to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Prior to entering into the transaction you should consult with your own experts/advisers to the extent you deem necessary to make your financing decision. Additional information will be made available upon request.

By accepting this presentation, the recipient acknowledges and agrees that all of the information contained herein is confidential and will remain confidential, without limiting the generality of the foregoing:

The recipient will not reproduce this presentation, in whole or in part; If the recipient does not wish to pursue this transaction, the recipient will return this Presentation to Mobileyme Inc. or its agent as soon as practicable, together with any other material relating to Mobileyme Inc. or about this transaction which the recipient has received from Mobileyme Inc. or its agent; And any proposed actions by the recipient which are inconsistent in any manner with foregoing agreements will require the prior written consent of Mobileyme Inc.